AM 1-31-2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006007

ANNUAL AUDITED REPORT
PART III


RECEIVED
JAN 29 2002
316

SEC FILE NUMBER
8-29067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Charles Hake and Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10733 Sunset Office Dr. - Suite 270
(No. and Street)

St. Louis (City) MO (State) 63127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Hake 314-822-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor PC
(Name — if individual, state last, first, middle name)

222 S Central #506 (Address) St. Louis (City) MO (State) 63105 (Zip Code)

PROCESSED
FEB 07 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Hake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph C. Hake and Co., Inc., as of November 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


SANDRA J RILEY
Notary Public - Notary Seal
STATE OF MISSOURI
JEFFERSON COUNTY
MY COMMISSION EXP. MAR. 17,2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

January 25, 2002

NASD Regulation, Inc.
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Sir or Madame:

Enclosed is a complete set of the following items:

1) A report detailing any material inadequacies found.
2) A Statement of Changes in Stockholders' Equity.
3) A Computation of Net Capital.
4) A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If further information is required please contact our office.

Very truly yours,



Sarah S. Taylor

Enclosures

cc: SEC – Principal Office
450 5th Street, N.W.
Washington, DC 20549

SEC – Midwest Regional Office
Citicorp Center
500 West Madison Street – Suite 1400
Chicago, IL 60661-2511

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

January 25, 2002

NASD Regulation, Inc.
Member Regulation Programs / System Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Sir or Madame:

We have examined the balance sheets of Joseph C. Hake and Company, Inc. as of November 30, 2001 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended.

In connection with the annual audited report:

1) We are independent certified public accountants with respect to Joseph C. Hake and Company, Inc. Our examinations were made in accordance with auditing standards generally accepted in the United States of America and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2) Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:
   (i) the annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   (ii) any material inadequacies existed.

In connection with the annual computation of net capital:

1) The required minimum capital amount of $5,000 was exceeded by $33,944 for the year ended November 30, 2001.
2) The required minimum capital amount of $5,000 was exceeded by $52,668 for the year ended November 30, 2000.

Very truly yours,



Sarah S. Taylor

Enclosures

cc: SEC – Principal Office
450 5th Street, N.W.
Washington, DC 20549

SEC – Midwest Regional Office
Citicorp Center
500 West Madison Street – Suite 1400
Chicago, IL 60661-2511

Joseph C. Hake and Company, Inc.
Statements of Changes in Stockholders' Equity
November 30, 2001 and 2000

	2001	2000
Balance, Beginning of Period	$ 84,636	$ 114,267
Net Income (Loss)	(18,000)	(29,631)
Balance, End of Period	$ 66,636	$ 84,636

Joseph C. Hake and Company, Inc.
Computation of Net Capital
November 30, 2001 and 2000

	2001	2000
Total Ownership Equity from Statement of Financial Condition	$ 66,636	$ 84,636
Deductions:		
Total Non-allowable Assets:		
Commissions Receivable > 30 days	-	-
Loan to Officer	782	790
Dealer Reserve	3,962	3,946
Prepaid Income Taxes & Refunds Rec	-	4,340
Property and Equipment, net	8,434	13,176
Deferred Tax Asset	2,700	-
	15,878	22,252
Net Capital Before Haircuts on Securities Positions	50,758	62,384
Haircuts on Securities:		
Trading and Investment Securities		
NASDAQ Subscription Securities	(11,000)	(3,300)
Other Securities - 2% (Money Market)	(814)	(1,416)
	(11,814)	(4,716)
Net Capital	38,944	57,668
Less: Required Minimum Capital	(5,000)	(5,000)
Net Capital Excess (Shortage)	$ 33,944	$ 52,668

Joseph C. Hake and Company, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
November 30, 2001 and 2000

	2001	2000
Total Ownership Equity from Statement of Financial Condition - Unaudited	$ 67,377	$ 85,073
Adjustments: Increase (Decrease)		
Adjust Depreciation Expense	-	(32)
Adjust for Voided Checks	33	-
Adjust Loan to Officers Balance	53	-
Adjust Destiny Dealer Reserve	16	60
Decrease in Accounts Payable	(2,580)	-
Adjust Payroll Tax Expense	(207)	-
Record Change in Deferred Taxes	2,700	400
Adjust Income Tax Refunds Receivable	(756)	(865)
Total Increase (Decrease) in Ownership Equity	(741)	(437)
Total Ownership Equity from Statement of Financial Condition - Audited	66,636	84,636
Total Non-allowable Assets - Unaudited	13,865	23,088
Adjustments: Increase (Decrease)		
Adjustment to Dealer Reserve	16	60
Adjust Loan to Officers Balance	53	-
Adjust Depreciation on Fixed Assets	-	(32)
Record Increase (Decrease) in Other Assets	1,944	(864)
	2,013	(836)
Total Non-allowable Assets - Audited	15,878	22,252
Net Capital Before Haircuts on Securities Positions	50,758	62,384
Haircuts on Securities:		
Trading and Investment Securities		
NASDAQ Subscription Securities	(11,000)	(3,300)
Other Securities - 2%	(814)	(1,416)
Net Capital	$ 38,944	$ 57,668

Joseph C. Hake and Company, Inc.
Financial Statements
November 30, 2001 and 2000

CONTENTS

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

To the Board of Directors
Joseph C. Hake and Company, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheets of Joseph C. Hake and Company, Inc. as of November 30, 2001 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph C. Hake and Company, Inc. as of November 30, 2001 and 2000, and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Wolff & Taylor P.C.

January 7, 2002

Joseph C. Hake and Company, Inc.
Balance Sheets
November 30, 2001 and 2000

ASSETS

	2001	2000
Current Assets:		
Cash - Checking Account	$ 9,238	$ 6,686
Money Market Accounts:		
CMA of America	40,701	70,790
Cash and Cash Equivalents	49,939	77,476
Commissions Receivable	114	1,494
Prepaid Income Taxes & Refunds Rec	-	4,340
Loan to Officer	782	790
Total Current Assets	50,835	84,100
Property and Equipment, at Cost:		
Furniture & Fixtures	34,830	34,830
Less: Accumulated Depreciation	(26,396)	(21,654)
Total Property and Equipment, net	8,434	13,176
Other Assets:		
Dealer Reserve - Destiny II	3,962	3,946
Deferred Tax Asset	2,700	-
Securities (Non-Marketable)	11,000	3,300
Total Other Assets	17,662	7,246
Total Assets	$ 76,931	$ 104,522

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities:		
Accounts Payable - Trade	$ 4,753	$ 15,081
Accrued Payroll Taxes	3,042	3,105
Accrued Retirement Plan Contribution	2,500	-
Total Current Liabilities	10,295	18,186
Deferred Income Taxes:	-	1,700
Total Liabilities	10,295	19,886
Stockholders' Equity:		
Capital Stock:		
Authorized: 30,000 Shares		
Par Value $1 Per Share		
Issued and Outstanding: 6,000 Shares	6,000	6,000
Additional Paid-in Capital	3,499	3,499
Retained Earnings	57,137	75,137
Total Stockholders' Equity	66,636	84,636
Total Liabilities and Stockholders' Equity	$ 76,931	$ 104,522

The accompanying notes are an integral part of the financial statements.

Joseph C. Hake and Company, Inc.
Statements of Income and Retained Earnings
For the Years Ended November 30, 2001 and 2000

	2001	2000
Income:		
Commissions Earned	$ 414,161	$ 348,060
Fees Earned	255	-
Total Income	414,416	348,060
Expenses:		
Advertising	1,382	2,733
Automobile Expense	11,276	18,367
Bank Charges	120	-
Commissions Paid	150,374	95,564
Computer Supplies and Support	7,516	4,301
Copier Expense	3,406	2,887
Depreciation	4,742	4,679
Dues, Subscriptions and Publications	3,360	4,384
Insurance - Health	6,577	5,478
Insurance - Other	5,173	5,253
Licenses	240	97
Meals and Entertainment	9,484	6,785
Miscellaneous Expense	1,243	1,711
Officers' Salaries	134,900	136,190
Office Supplies	7,433	7,602
Payroll Taxes	6,997	6,755
Postage and Delivery	5,852	7,373
Printing	3,731	4,685
Professional Fees	3,506	8,519
Regulatory Fees	3,443	1,930
Rent and Parking	30,054	25,836
Retirement Plans	30,000	30,000
Seminars and Training	634	1,218
Taxes and Licenses	612	1,112
Telephone	7,034	4,103
Temporary Personnel Services	-	150
Travel	122	2,786
	439,211	390,498
Net Operating Income	(24,795)	(42,438)
Other Income (Expense):		
Dividend and Interest Income	2,260	4,617
Discounts Earned	135	101
Expense Reimbursements	-	364
Penalties	-	(108)
Interest Expense	-	(102)
	2,395	4,872
Income (Loss) Before Taxes on Income	(22,400)	(37,566)
Provision for Income Taxes:		
Current	-	(3,835)
Deferred	(4,400)	(4,100)
	(4,400)	(7,935)
Net Income (Loss) for the Year	(18,000)	(29,631)
Retained Earnings, Beginning of the Year	75,137	104,768
Retained Earnings, End of the Year	$ 57,137	$ 75,137

The accompanying notes are an integral part of the financial statements.

Joseph C. Hake and Company, Inc.
Statements of Cash Flows
For the Years Ended November 30, 2001 and 2000

	2001	2000
Net Cash Flows From Operating Activities:		
Net Income (Loss)	$ (18,000)	$ (29,631)
Adjustments to reconcile net income (loss) to net cash from operations:		
Depreciation	4,742	4,678
Deferred Income Tax Provision	(4,400)	(4,100)
(Increase) Decrease in Commissions Receivable	1,364	12,602
(Increase) Decrease in Due from Officers	8	615
(Increase) Decrease in Prepaid Income Taxes	4,340	(1,535)
(Increase) Decrease in Securities	(7,700)	(3,300)
Increase (Decrease) in Accounts Payable	(10,328)	5,351
Increase (Decrease) in Accrued Liabilities	2,437	(331)
Net Cash Provided by Operations	(27,537)	(15,651)
Cash Flows From Investing Activities:		
Purchases of Machinery, Furniture and Equipment	-	(670)
Cash Flows From Financing Activities:		
Payments on Long Term Debt	-	-
Net Cash Provided (Used) by Financing Activities	-	-
Net Increase (Decrease) in Cash	(27,537)	(16,321)
Cash and Cash Equivalents at Beginning of Year	77,476	93,797
Cash and Cash Equivalents at End of Year	$ 49,939	$ 77,476

Supplemental Disclosures of Cash Flow Information:

	2001	2000
Cash Paid for Interest	$ -	$ 102
Cash Paid for Taxes (Received)	$ (4,340)	$ (2,300)

The accompanying notes are an integral of the financial statements.

Joseph C. Hake and Company, Inc.
Notes to Financial Statements
November 30, 2001 and 2000

1) Summary of Significant Accounting Policies.

a) Company's Activities - The Company, located in St. Louis, Missouri is an NASD registered broker/dealer that offers a variety of financial products to its clients. The Company's primary producs are mutual funds and insurance contracts.

b) Accounting method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting and on the cash basis for income tax reporting.

c) Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.

d) Property and Equipment - Property and equipment are capitalized at cost. Depreciation for financial reporting purposes is provided on the straight-line basis over the estimated useful lives of the assets. (Furniture and fixtures - 7 years) Maintenance, repairs and minor renewals are expended as incurred. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income. Depreciation expense aggregated $4,742 and $4,678 for the years ended November 30, 2001 and 2000.

e) Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income. Deferred taxes are provided for timing differences (principally commissions receivable and depreciation) related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

f) On December 1, 1994, the Company adopted FASB Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) Retirement Plans - The Company has adopted two non-contributory employees' retirement plans, one is a profit sharing plan (PSP), and the other is a money purchase pension plan (MPPP). Both cover all employees who have met certain service requirements. The Company's contributions to the MPPP and the PSP are made at the discretion of the Board of Directors. Total contributions to the plans were $30,000 and $30,000 for the years ended November 30, 2001 and 2000.

h) Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.

Joseph C. Hake and Company, Inc.
Notes to Financial Statements
November 30, 2001 and 2000

1) Summary of Significant Accounting Policies. (continued)

i) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) Contractual Obligations.

The Company entered into an office lease for a period of five years commencing November 1, 1995. This lease was amended October 9, 2000 to extend the term five years, November 1, 2000 through October 31, 2005. Office lease rent expense for 2001 and 2000 was $29,826 and $25,574, respectively. The lease calls for payment of certain costs plus base payments as follows:

December 1, 2001 to November 30, 2002	$ 28,728
December 1, 2002 to November 30, 2003	28,728
December 1, 2003 to November 30, 2004	28,728
December 1, 2004 to November 30, 2005	28,728
	$ 114,912

The Company leases a copier under an operating lease. The lease term is 60 months starting in September, 1999 and requires a monthly lease payment of $166. The amount reported in copier expense was $1,995 for the year ended November 30, 2001. Future minimum lease payments are as follows as of November 30, 2001.

December 1, 2001 to November 30, 2002	$ 1,995
December 1, 2002 to November 30, 2003	1,995
December 1, 2003 to November 30, 2004	1,829
	$ 5,819

3) Income Taxes.

At November 30, 2001 and 2000, the following were included in the Statements of Income as provision for income taxes:

	2001	2000
Current Federal Income Taxes	$ -	$ (3,333)
Current State Income Taxes	-	(502)
	-	(3,835)
Deferred Federal Income Taxes	(3,100)	(3,000)
Deferred State Income Taxes	(1,300)	(1,100)
	(4,400)	(4,100)
	$ (4,400)	$ (7,935)

3) Income Taxes. (continued)

The net deferred tax liability in the accompanying balance sheets includes the following amount of deferred tax assets and liabilities.

	2001	2000
Deferred Tax Liability	$ 2,300	$ 4,700
Deferred Tax Asset	5,000	3,000
Net Deferred Tax Asset (Liability)	$ 2,700	$ (1,700)

At November 30, 2001, the Company had net operating loss carryforwards of approximately $21,000, expiring in the year 2021.